(Letterhead of Multiband Corporation)

August 29, 2013

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Division of Corporation Finance

Re:	Multiband Corporation (the “Company”)

Registration Statement on Form S-4

(Reg. No. 333-147846)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, Multiband Corporation respectfully requests the withdrawal of the Registration Statement on Form S-4 referred to above, originally filed with the Securities and Exchange Commission on December 5, 2007.

Please be advised that the above Registration Statement was never declared effective, and no offers or sales were made under the Registration Statement or in connection with the offering contemplated by the Registration Statement. The Company is requesting withdrawal because it has abandoned this transaction.

If you have any questions regarding this application, please contact the undersigned at (763) 504-3000.

Very truly yours,

MULTIBAND CORPORATION

/s/ Steven M. Bell

Chief Financial Officer and General Counsel

cc:	Philip T. Colton, Esq.